Exhibit 99.1

MY Reports Third Quarter 2015 Unaudited Results

ZHONGSHAN, China, Nov 17, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced its unaudited financial results for the quarter ended September 30, 2015.

Third Quarter 2015 Operating and Financial Highlights:

•	Total revenue was RMB1,738.8 million (US$273.6 million), compared to RMB1,716.8 million in the third quarter of 2014.

•	Gross profit was RMB326.1 million (US$51.3 million), compared to RMB225.6 million in the third quarter of 2014.

•	Gross margin was 18.8%, compared to 13.1% in the third quarter of 2014.

•	Total comprehensive income was RMB104.6 million (US$16.5 million), compared to RMB71.5 million in the third quarter of 2014.

•	Profit for the period was RMB91.5 million (US$14.4 million), compared to RMB71.5 million in the third quarter of 2014.

•	Basic and diluted earnings per share were RMB0.59 (US$0.09) and RMB0.58 (US$0.09), respectively, compared to basic and diluted earnings per share of RMB0.58 and RMB0.57, respectively, in the third quarter of 2014.

•	Total wind turbine generators (“WTG”s) for which revenue was recognized amounted to an equivalent wind power project output of 530MW, representing 128 units of 1.5MW WTGs and 169 units of 2.0MW WTGs, compared to 524.5MW in the third quarter of 2014.

“During this quarter, we were glad to see an increase in profitability.” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang, “Looking ahead into the next five years, we see both opportunities as well as challenges in China’s wind industry. Currently, government officials indicated that new wind power installations under the 13th Five-year Plan (“FYP”) will not be lower than that during the 12th FYP period. Concurrently, proposals for reductions in the electricity tariffs over the next five years were also recently announced, with the goal of achieving price parity for wind energy at the end of the 13th FYP.”

He added: “Ming Yang has been developing wind turbines and wind farm solutions that focus on high electricity generation and low life-cycle costs. The new policies are set to intensify the competition among WTG manufacturers in China and call for more innovation in terms of technologies and business models; nevertheless, we see healthy growth opportunities that we can capitalize on going forward.”

Third Quarter 2015 Operating Data and Unaudited Financial Results

Revenue

Revenue in the third quarter of 2015 was RMB1,738.8 million (US$273.6 million), compared to RMB1,716.8 million in the third quarter of 2014. The increase was due to the combined effects of (1) a slight increase in the number of WTGs commissioned (measured by power output), and (2) the approximately 3.6% increase in average WTG selling price in the third quarter of 2015 compared with the corresponding period of 2014.

WTGs for which revenue was recognized in the third quarter of 2015 amounted to an equivalent wind power project output of 530MW, or 128 units of 1.5MW WTGs and 169 units of 2.0MW WTGs. In the third quarter of 2014, revenue was recognized for WTGs with a power output of 524.5MW.

Gross Profit and Gross Margin

Gross profit was RMB326.1 million (US$51.3 million), compared to RMB225.6 million in the third quarter of 2014. Gross margin in the third quarter of 2015 was 18.8%, compared to 13.1% in the third quarter of 2014. The increase in gross margin was mainly due to the combined effect of (1) an approximately 3.6% increase in average WTG selling price in the third quarter of 2015 compared with the corresponding period of 2014, and (2) synergy in reduction in cost of electrical components as a result of the acquisition of China Smart Electric Group Limited (RENergy) in May 2015. On an adjusted basis, should warranty provisions be excluded from cost of sales, the Company’s adjusted gross margin would be 22.1% for the third quarter of 2015, compared to 16.3% for the corresponding period of 2014.

Selling and Distribution Expenses

Selling and distribution expenses were RMB96.9 million (US$15.2 million) for the third quarter of 2015, compared to RMB67.9 million for the corresponding period in 2014, representing an increase of 42.7% which was mainly due to the increase of RMB21.3 million in transportation fee because (1) more blades were delivered in the third quarter of 2015, and (2) longer transportation distance was required for some projects.

Administrative Expenses

Administrative expenses were RMB111.7 million (US$17.6 million) for the third quarter of 2015, compared to RMB38.4 million for the corresponding period in 2014, representing an increase of 190.9%. The increase in administrative expenses was mainly due to the combined effect of (1) provision for doubtful trade and other receivables of RMB28.2 million (US$4.4 million) being made in the third quarter of 2015 as compared to RMB20.3 million provision being reversed in the corresponding period of 2014, (2) an increase in share-based compensation expense by RMB13.1 million (US$2.1 million) compared to the third quarter of 2014 as a result of 5,120,000 new share options granted to the employees and the issuance of 250,000 own shares to certain senior management personnel, and (3) an increase in staff costs of RMB10.3 million (US$1.6 million) due to the increased monthly salary and staff headcount.

Research and Development Expenses

Research and development expenses were RMB32.5 million (US$5.1 million) for the third quarter of 2015, compared to RMB24.5 million for the corresponding period in 2014. The increase was due to more research and development activities carried out during the period.

Net Finance Income

Finance income was RMB30.0 million (US$4.7 million) for the third quarter of 2015, compared to RMB39.8 million for the corresponding period in 2014. The decrease in finance income was mainly attributable to the decrease in interest income from bank deposits and entrusted loans.

Finance expenses were RMB46.8 million (US$7.4 million) for the third quarter of 2015, compared to RMB50.8 million for the corresponding period in 2014. The decrease in finance expenses was mainly due to the repayment of RMB1 billion of the Company’s medium-term notes that matured on January 12, 2015, which offset the Company’s increase in interest expense on discounted bills.

Profit Before Income Tax

Profit before income tax was RMB109.2 million (US$17.2 million) for the third quarter of 2015, compared to RMB85.9 million for the corresponding period in 2014.

Income Tax Expense

Income tax expense was RMB17.7 million (US$2.8 million) for the third quarter of 2015, compared to RMB14.4 million for the corresponding period in 2014. The increase was primarily due to the higher profit recorded during the third quarter of 2015.

Total Comprehensive Income and Earnings per Share

As a result of the cumulative effects of the factors discussed above, total comprehensive income for the third quarter of 2015 was RMB104.6 million (US$16.5 million), compared to RMB71.5 million for the corresponding period in 2014.

Basic and diluted earnings per share were RMB0.59 (US$0.09) and RMB0.58 (US$0.09) for the third quarter of 2015, respectively, compared to basic and diluted earnings per share of RMB0.58 and RMB0.57, respectively, in the corresponding period in 2014.

Foreign Currency Translation Differences

Foreign currency translation difference was an exchange gain of RMB13.0 million (US$2.0 million) for the third quarter of 2015 compared to a loss of RMB0.02 million in the corresponding period in 2014, as a result of depreciation of Renminbi against U.S. dollars.

Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2015 were RMB846.5 million (US$133.2 million), compared to RMB2,169.8 million as of December 31, 2014.

Recent Business Developments

•	MY’s new 3.0MW three-blade super compact drive (“SCD”) WTGs have been installed at a Guangxi wind farm – In October 2015, the first batch of the innovative SCD WTGs utilizing technologies developed by Ming Yang with Aerodyn, a German WTG design firm, were installed at a Gongcheng wind farm project, Guangxi, China and are expected to be connected to the grid before year end of 2015. This SCD WTG model is an ideal choice for wind farms located in wind-rich Xinjiang and Inner Mongolia areas that generally require larger power output, as well as wind projects in low-wind onshore regions where land geography and transportation is difficult for conventional products.

•	MY’s flagship product MY2.0-118/121 WTG has been well received by the market – In November 2015, Wuxue Dajin, the first wind farm project equipped with the Company’s latest flagship WTG model began to generate power. With a 118/121-meter blade design, this new product is currently the largest in terms of rotor diameter among WTGs with the same capacity in China in operation and is capable of generating 20%-30% more electricity compared with older versions of 2.0MW WTGs. Recently, it recorded time between failures of 900 hours, demonstrating great reliability alongside high power supply.

•	Indian joint venture GWPL to complete construction of its first wind farm project in December – MY’s Indian joint venture, GWPL, is expected to complete a 10.5MW demonstration project located in India in December 2015, which comprises of seven units of 1.5MW WTGs supplied by MY. MY has obtained certain local and international certification and has introduced two 1.5MW WTG models to the Indian market. In the future, MY expects to continue to introduce more products to India, including models with 2.0MW or larger power output.

Business Updates

Order Book Updates

•	New Sales Contracts — During the third quarter of 2015, Ming Yang entered into sales contracts for wind power projects with a total output of 434.0 MW, representing 214 units of 2.0MW WTGs and 2 units of 3.0MW WTGs.

Order Backlog — As of September 30, 2015, the Company’s order backlog was approximately 3.99 GW, representing 611 units of 1.5MW WTGs, 1,465 units of 2.0MW WTGs, 46 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Industry Updates

•	In October 2015, China’s National Development and Reform Commission released a draft consultation paper regarding the possible electricity tariff reduction for wind farm projects connected to the grid in 2016-2020, according to current news reports. It is said that the wind power electricity tariff will be cut by RMB0.02-0.03/kWh each year from 2016 to 2020, until it reaches the same price level as coal fired power.

•

According to a speech given by officials of China’s National Energy Administration at the China Wind Power Trade Fair 2015, during the 13th FYP period (2016-2020), the government will no longer focus on new capacity addition and grid-connection capacity targets. Instead, there will be a policy change with an aim to stabilize the wind sector, primarily concentrating on the wind curtailment issues. Although the officials have yet to announce the capacity targets and policy details under the new FYP, they confirmed that the new wind power addition during the 13th FYP period will be no less than that during the previous 12th FYP. Other areas the authorities would like to improve include wind project location planning, optimization of subsidy schemes, technology-driven cost savings and administration for on-grid projects.

Earnings Guidance

Based on the Company’s current order book and its current views and estimates on its current operating and market conditions and its current business plans and customer demand, the Company expects that for the quarter ended December 31 2015, (i) its estimated revenue will be in the range of RMB2.0 billion to RMB2.2 billion, compared to RMB2.0 billion for the quarter ended December 31, 2014; and (ii) its estimated net profit for the period will be in the range of RMB95 million to RMB115 million, compared to RMB84 million for the quarter ended December 31, 2014. Please note that these projections are subject to change and changes may be material.

These estimates do not include any potential costs that may be incurred by the Company in connection with the preliminary proposal by Mr. Chuanwei Zhang to acquire all of the Company’s outstanding shares not already beneficially owned by him, which is further described below.

Subsequent Event

Preliminary Proposal to Acquire All Outstanding Shares of the Company

The Company received a preliminary non-binding proposal letter dated November 2, 2015 from its Chairman and Chief Executive Officer, Mr. Chuanwei Zhang, to acquire all of the Company’s outstanding shares not already beneficially owned by Mr. Zhang in a “going-private” transaction for US$2.51 per American Depository Share or ordinary share in cash. The board of directors of the Company will form a special committee consisting of all independent directors to review and evaluate this proposal. The Company cautions its shareholders and others considering trading its securities that neither the board of directors nor the special committee will make any decision with respect to the Company’s response to the proposal by Mr. Zhang. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this proposal or any other transaction, except as required under applicable law.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release (collectively the “preliminary unaudited financial information”) have been prepared by management using accounting policies that are consistent with the 2014 annual financial statements which were prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. The preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs. The purchase price allocation for the acquisition of RENergy was preliminary and unaudited as at September 30, 2015.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.3556 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on September 30, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang’s senior management will host a conference call on Tuesday, Nov 17, 2015 at 7:00 am (Eastern)/4:00 am (Pacific)/8:00 pm (China) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

United States:	+1-845-675-0437
International (toll):	+65-6713-5090
Mainland China:	400-620-8038 / 800-819-0121
Hong Kong:	+852-3018-6771

To access international Toll Free Dial-In numbers:

Hong Kong:	800-906-601
United States:	+1-866-519-4004

Please ask to be connected to 3Q2015 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following pass code: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	400-602-2065 / 400-632-2162 / 800-870-0206 / 800-870-0205
Hong Kong:	800-963-117
Passcode:	9018-9052

The replay will be archived for seven days following the earnings announcement until November 24, 2015.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Ricky Ng

+86-760-2813-8698

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months period ended Sep 30,
	2014	2015	2015
	RMB ‘000	RMB ‘000	USD ‘000
Revenue	1,716,771	1,738,784	273,583
Cost of sales	(1,491,134)	(1,412,664)	(222,271)

Gross profit	225,637	326,120	51,312
Other income	6,380	42,024	6,612
Selling and distribution expenses	(67,949)	(96,947)	(15,254)
Administrative expenses	(38,419)	(111,723)	(17,579)
Research and development expenses	(24,512)	(32,542)	(5,120)

Profit from operations	101,137	126,932	19,971
Finance income	39,785	29,951	4,713
Finance expenses	(50,760)	(46,836)	(7,369)

Net finance expense	(10,975)	(16,885)	(2,656)
(Loss) / gain on disposal of subsidiaries	(4,045)	163	26
Share of loss of associates	(249)	(964)	(152)

Profit before income tax	85,868	109,246	17,189
Income tax expense	(14,370)	(17,720)	(2,788)

Profit for the period	71,498	91,526	14,401

Other comprehensive (loss) / income for the period

Foreign operations - foreign currency translation differences	(21)	13,032	2,050

Total comprehensive income for the period	71,477	104,558	16,451

Profit attributable to:
Shareholders of the Company	72,361	91,285	14,363
Non-controlling interests	(863)	241	38

	71,498	91,526	14,401

Basic earnings per share(1)	0.58	0.59	0.09
Diluted earnings per share(2)	0.57	0.58	0.09

Total comprehensive income attributable to:
Shareholders of the Company	72,340	104,317	16,413
Non-controlling interests	(863)	241	38

	71,477	104,558	16,451

(1)	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant periods.
(2)	The calculation of diluted earnings per share is based on the profit attributable to shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares during the relevant periods.
(3)	The reconciliation of adjusted gross margin (to exclude warranty provision from cost of sales) is as below:

	For the three months period ended Sep 30,
	2014	2015	2015
	RMB‘000	RMB‘000	USD‘000
Revenue (A)	1,716,771	1,738,784	273,583

Cost of sales (B)	(1,491,134)	(1,412,664)	(222,271)
Less: warranty provision	53,362	58,585	9,218

Cost of sales excluding warranty provision (C)	(1,437,772)	(1,354,079)	(213,053)

Gross margin [D=(A+B)/A]	13.1%	18.8%	18.8%
Adjusted gross margin[E=(A+C)/A]	16.3%	22.1%	22.1%

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of	As of
	December 31, 2014	Sep 30, 2015
	RMB ‘000	RMB ‘000	USD ‘000
Assets
Non-current assets
Property, plant and equipment	781,224	935,387	147,175
Intangible assets	76,426	636,732	100,184
Lease prepayments	344,563	339,692	53,448
Investments in associates	69,936	69,233	10,893
Investments in joint ventures	867,848	981,700	154,462
Other investment	30,000	30,000	4,720
Trade and other receivables	1,076,040	1,044,398	164,328
Prepayments	120,842	168,370	26,492
Deferred tax assets	222,343	262,835	41,355

Total non-current assets	3,589,222	4,468,347	703,057

Current assets
Inventories	2,015,820	2,532,186	398,418
Trade and other receivables	4,454,126	6,496,705	1,022,202
Prepayments	104,104	127,244	20,021
Other current assets	15,015	9,103	1,432
Pledged bank deposits	306,883	454,924	71,578
Cash and cash equivalents	2,169,810	846,502	133,190

Total current assets	9,065,758	10,466,664	1,646,841

Total assets	12,654,980	14,935,011	2,349,898

Equity
Issued share capital	864	1,051	165
Reserve for own shares	(39,386)	(35,017)	(5,510)
Capital reserves	3,721,039	4,346,082	683,819
Translation reserves	(78,704)	(66,325)	(10,435)
(Accumulated losses) / retained earnings	(173,829)	26,917	4,235

Total equity attributable to shareholders of the Company	3,429,984	4,272,708	672,274
Non-controlling interests	48,169	85,897	13,515

Total equity	3,478,153	4,358,605	685,789
Liabilities
Non-current liabilities
Deferred tax liabilities	13,961	24,537	3,861
Provisions	198,949	262,855	41,358
Trade and other payables	298,410	331,709	52,192
Deferred income	309,398	354,009	55,700

Total non-current liabilities	820,718	973,110	153,111

Current liabilities
Bond payable	999,749	—	—
Trade and other payables	5,649,670	7,793,308	1,226,211
Short-term bank loans	551,450	532,900	83,848
Income tax payable	44,309	133,224	20,962
Provisions	301,966	328,541	51,693
Deferred income	67,652	62,165	9,781
Deferred revenue	741,313	753,158	118,503

Total current liabilities	8,356,109	9,603,296	1,510,998

Total liabilities	9,176,827	10,576,406	1,664,109

Total equity and liabilities	12,654,980	14,935,011	2,349,898